13012946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor

(No. and Street)

Miami,	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Escudero 305-347-8408

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd. Suite 2000	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

E.S. FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2012 and 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
E.S. Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by E.S. Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared to the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year-ended December 31, 2012, noting "Total revenues" on the Company's audited financial statements of $6,980,904 compared to "Total revenue" reported on Form SIPC-7 of $7,555,899. There was no impact to net income, net capital, or the calculations reflected in Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting an understatement of deductions of $61,411, which translated to an overpayment of $153;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013
Certified Public Accountants

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31st, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

E.S. Financial Services, Inc.
1395 Brickell Avenue, Suite 490
Miami, Florida 33131-3300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 16,483.00
B.	Less payment made with SIPC-6 filed (exclude interest) $8,046.00 paid 7/27/12 and $390 paid 2/12/13 Date Paid	($8,436.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8,047.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) — $ 8,047.00	
H.	Overpayment carried forward — $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E.S. Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of February, 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1st, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. *Total* revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,555,899.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$395,118.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$336,796.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	$6,503.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$223,075.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,183.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	$1,183.00
Total deductions	$962,675.00
2d. SIPC Net Operating Revenues	$6,593,224
2e. General Assessment @ .0025	$16,483.00

(to page 1, line 2.A.)

OATH OR AFFIRMATION

I, Lia Yaffar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31st., 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ILEANA M COHN
MY COMMISSION # EE141704
EXPIRES October 31, 2015
(407) 398-0153 FloridaNotaryService.com

Signature

Chief Financial Officer

Title

Notary Public

Subscribed and sworn before me, this 27 day of February, 2013 a Notary Public in and for Miami Dade County, State of Florida

(Signature)
NOTARY PUBLIC
My Commission expires 10/31, 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.S. FINANCIAL SERVICES, INC.

Table of Contents

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

The Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying financial statements of E.S. Financial Services, Inc., which comprise the statements of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Miami, Florida
February 28, 2013
Certified Public Accountants

E.S. FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2012 and 2011

		2012	2011
Assets			
Cash and cash equivalents	$	5,561,489	4,588,986
Cash with clearing broker		82,255	67,287
Due from broker – failed to deliver		—	55,084
Securities owned, at fair value		5,996,210	5,996,895
Deposit with clearing broker		100,000	100,000
Property and equipment, net		205,890	267,714
Other assets		749,740	950,868
Total assets	$	12,695,584	12,026,834
Liabilities and Stockholder's Equity			
Income tax payable to Espirito Santo Bank	$	113,820	168,892
Due to broker – failed to receive		661,074	109,567
Accrued expenses and other liabilities		548,390	518,367
Deferred tax liability, net		22,782	39,126
Subordinated debt		2,000,000	2,000,000
Total liabilities		3,346,066	2,835,952
Stockholder's Equity:			
Common stock, $ 1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares		10,000	10,000
Additional paid in capital		1,990,000	1,990,000
Retained earnings		7,349,518	7,190,882
Total stockholder's equity		9,349,518	9,190,882
Total liabilities and stockholder's equity	$	12,695,584	12,026,834

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Income

Years ended December 31, 2012 and 2011

		2012	2011
Revenues:			
Principal transactions	$	3,160,238	3,398,757
Commissions and fees		2,760,968	3,043,450
Interest income		17,408	10,548
Other income, net		1,042,290	685,145
Total revenues		6,980,904	7,137,900
Expenses:			
Employee compensation and benefits		1,349,640	1,764,373
Management fees		3,000,000	3,000,000
Occupancy and equipment		1,124,598	853,355
Communications		98,720	97,493
Interest		15,141	9,744
Commissions and clearing charges		336,796	407,453
Legal and regulatory		423,328	135,461
Other		376,194	309,213
Total expenses		6,724,417	6,577,092
Income before income taxes		256,487	560,808
Income tax expense		97,851	211,799
Net income	$	158,636	349,009

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2012 and 2011

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2010	10,000	$ 10,000	1,990,000	6,841,873	8,841,873
Net income	—	—	—	349,009	349,009
Balance, December 31, 2011	10,000	10,000	1,990,000	7,190,882	9,190,882
Net income	—	—	—	158,636	158,636
Balance, December 31, 2012	10,000	$ 10,000	1,990,000	7,349,518	9,349,518

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Subordinated Debt

Years ended December 31, 2012 and 2011

		2012	2011
Subordinated debt, beginning of year	$	2,000,000	2,000,000
Activity during the year		—	—
Subordinated debt, end of year	$	2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2012 and 2011

		2012	2011
Cash flows from operating activities:			
Net income	$	158,636	349,009
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred tax provision		(16,344)	42,524
Depreciation and amortization		76,438	71,644
Change in operating assets and liabilities:			
Due from broker – failed to deliver		55,084	(55,084)
Securities owned, net		685	40
Other assets		201,128	21,377
Income tax payable to Espirito Santo Bank		(55,072)	(646,847)
Due to broker – failed to receive		551,507	(456,677)
Accrued expenses and other liabilities		30,023	(250,251)
Net cash provided by (used in) operating activities		1,002,085	(924,265)
Cash flows from investing activities:			
Proceeds from sale/transfer of property and equipment		—	2,777
Purchases of property and equipment		(14,614)	(117,094)
Net cash used in investing activities		(14,614)	(114,317)
Net increase (decrease) in cash and cash equivalents		987,471	(1,038,582)
Cash and cash equivalents, beginning of year		4,656,273	5,694,855
Cash and cash equivalents, end of year	$	5,643,744	4,656,273
Supplemental disclosures of cash flow information:			
Interest paid	$	15,141	7,944
Income taxes paid to Espirito Santo Bank		168,892	815,739

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company or ESFS) is a wholly owned subsidiary of Espirito Santo Bank (the Bank). Prior to December 2011, the Bank owned 80.5% of the Company. In December 2011, the Bank reacquired the 19.5% noncontrolling interest sold in 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with transaction services. Revenue derived from these services is recognized in the accompanying statements of income. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reporting of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash with clearing broker.

(c) Securities Owned

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within other income, net.

Securities in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have reached their contractual settlement date are recorded on the statements of financial condition.

(d) Property and Equipment

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(Continued)

(e) ***Principal Transactions***

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically serves as intermediary between buyer and seller and does not receive a fee or commission for providing order execution services.

(f) ***Commissions and Fees***

Commissions and fees, and the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) ***Income Taxes***

The Company files consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if its files a separate tax return. Also, the Company files separate New York State and New York City income tax returns. During 2012, the Internal Revenue Service started an examination of the Bank's federal consolidated income tax return for the year ended December 31, 2009. The Company does not anticipate that any material tax adjustments will be proposed by the Internal Revenue Service as a result of its examination. In addition, the Company is no longer subject to federal or state examinations for years prior to 2009 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertainty tax positions that are more likely than not to be sustained as of December 31, 2012.

The Company records interest and penalties related to unrecognized tax benefits in other expense.

(h) ***Fair Value Measurements***

The Company follows the provisions included in Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction

between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under International Financial Reporting Standards (IFRS) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2011. The Company adopted the provisions of the ASU in 2012. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements.

(i) Fair Value Option

Under the Fair Value Option provisions of the Subsections of ASC Subtopic 825-10, *Financial Instruments – Overall*, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of ASC Subtopic 825-10 to any instruments for the years ended December 31, 2012 or 2011.

(j) Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

(k) Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2012 and 2011, ESFS had qualified securities (U.S. government securities) with a fair value of $5,996,210 and $5,996,895, respectively, in a special reserve account.

(4) Securities Owned

The estimated fair value of securities owned at December 31, 2012 and 2011 is as follows:

		2012	2011
US government securities	$	5,996,210	5,996,895

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 inputs are unobservable (e.g., a company's own data) and should be used to measure fair value to the extent that observable inputs are not available.

The following tables present the Company's assets measured at fair value on a recurring basis at December 31, 2012 and 2011:

		Level 1	Level 2	Level 3
Assets (2012):				
U.S. government securities	$	—	5,996,210	—
	$	—	5,996,210	—

		Level 1	Level 2	Level 3
Assets (2011):				
U.S. government securities	$	—	5,996,895	—
	$	—	5,996,895	—

(Continued)

The Company values its U.S. government securities following a market approach technique based on quoted prices from secondary markets of U.S. government securities traded among dealers. Market quotes are obtained from an independent securities' pricing service company.

(5) Property and Equipment

Property and equipment, net consists of the following at December 31, 2012 and 2011:

		2012	2011	Estimated useful lives (in years)
Equipment	$	350,341	336,783	3 – 8
Furniture		102,079	102,079	3 – 8
Leasehold Improvements		219,895	219,895	20
		672,315	658,757	
Accumulated Depreciation and amortization		(466,425)	(391,043)	
	$	205,890	267,714	

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $76,438 and $71,644, respectively.

(6) Related-Party Transactions

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The Bank earns interest income from these loans. Total securities' collateralized term loans recorded by the Bank amount to approximately $39.8 million and $36.0 million as of December 31, 2012 and 2011, respectively.

On January 6, 2009, as amended on December 2, 2011, the Company entered into an Administrative Service and Expense Sharing Agreement and certain other Brokerage Services Agreements (collectively, the Agreements) with Banco Espirito Santo de Investimento, S.A., New York Branch (BESI NY). Per these Agreements, the Company agreed to provide brokerage services to certain branches and subsidiaries of Banco Espirito Santo de Investimento, S.A (BESI). In consideration for the brokerage services, the Company has requested that BESI NY provide certain services to the Company's New York branch and office of supervisory jurisdiction, share certain expenses, furnish the use of certain BESI NY personnel as set forth in the Agreements, and provide additional compensation of 5% of incurred expenses.

On February 3, 2011, as amended on November 2, 2012, the Company entered into a Broker Services Agreement with Execution Noble Limited (ENL), a broker-dealer registered with the United Kingdom Financial Services Authorities located in London, England. Per the agreement, the Company agrees to act as a U.S. broker-dealer pursuant to Paragraph (a)(3) of Rule 15a-6 of the Securities Exchange Act of 1934 with respect to transactions in non-U.S. securities for U.S. major institutional investors that agree to become customers of ESFS. In consideration for the brokerage services, the Company will receive 2% of

the net commissions, with a $50,000 per quarter minimum and additional compensation of incurred expenses plus 15%.

Related-party transactions included in the Company's statements of income for the years ended December 31, 2012 and 2011 are summarized as follows:

		2012	2011
Income:			
Commissions and fees	$	200,000	183,333
Other income		1,040,166	687,562
Expenses:			
Interest	$	15,141	7,944
Management fees		3,000,000	3,000,000
Occupancy and equipment		399,648	189,553
Other expenses		134,235	81,732
Communications expense		14,250	14,250
Commissions and clearing charges		127,195	86,488
Legal and regulatory		82,297	49,587
Employee compensation and benefits		228,096	228,096

During 2012 and 2011, in relation to these Agreements, the Company was reimbursed by BESI NY and ENL for expenses incurred in the amount of $985,681 and $649,706, respectively. These amounts and additional compensation of $54,485 and $37,856, respectively, are presented gross in the statement of income.

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2012	2011
Assets:			
Cash and cash equivalents	$	1,133,608	548,977
Other assets (BESI-NY and ENL)		238,760	320,909
Liabilities and stockholder's equity:			
Income tax payable to Espirito Santo Bank		113,820	168,892
Subordinated debt		2,000,000	2,000,000
Accrued expenses and other liabilities		14,002	—

(Continued)

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in January 2014. The lease agreement contains two 5-year extensions, which management expects to utilize, but are not included in the minimum lease payment table. Future minimum lease payments under this lease as of December 31, 2012 are as follows:

Year ending December 31:		
2013	$	85,328
2014		7,179
	$	92,507

Rental expense related to the above commitment amounted to $97,671 and $88,522 for the years ended December 31, 2012 and 2011, respectively.

(8) Regulatory Matters

The Company was subject to a FINRA examination which indicated that there had been inadequate sales procedures and due diligence covering a specific product during 2003-2009. No client losses or complaint occurred as a result of this and the securities were all paid in full at their respective maturities. During 2012, this matter was resolved. Consequently, the company and FINRA executed an Acceptance, Waiver and Consent ('AWC') agreement, and the Company was assessed a fine of $200,000, which was expensed and paid during 2012.

(9) Subordinated Debt

The borrowings under subordination debt agreement at December 31, 2012 and 2011 represent notes with the Bank. On July 2, 2012, the Company and the Bank amended the subordinated debt agreement to extend the maturity date until July 2, 2016 (previously, July 2, 2013) and to change the interest rate charged from the federal funds rate to the six-month LIBOR. The six-month LIBOR at December 31, 2012 and 2011 is 0.73% and 0.81%, respectively.

The subordinated debt is available in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

The Company contributed $69,896 and $66,121 to the Plan in 2012 and 2011, respectively.

(11) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2012 and 2011, the Company had net capital of approximately $9,903,000 and $9,895,000, respectively, which is approximately $9,653,000 and $9,645,000, respectively, in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 and 2011 is 0.13 to 1.00 and 0.08 to 1.00, respectively.

(12) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(13) Income Taxes

Income tax expense reflected in the statements of income for the years ended December 31, 2012 and 2011 consists of the following:

		2012	2011
Current tax expense:			
U.S. federal	$	97,708	139,861
State and local		16,487	29,414
		114,195	169,275
Deferred (benefit) tax expense:			
U.S. federal		(14,492)	40,643
State and local		(1,852)	1,881
		(16,344)	42,524
Income tax expense	$	97,851	211,799

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2012 and 2011 and the reported income tax expense is as follows:

		2012	2011
Federal income taxes at statutory tax rates	$	87,206	190,675
State income taxes, net of related federal benefit		9,659	20,655
Nondeductible expenses		986	469
Total income tax expense	$	97,851	211,799

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

		2012	2011
Deferred tax asset:			
Accrued expenses	$	—	6,705
		—	6,705
Deferred tax liability:			
Property and equipment		22,782	45,831
		22,782	45,831
Deferred tax liability, net	$	(22,782)	(39,126)

There was no valuation allowance recorded for deferred tax assets as of December 31, 2012 and 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(14) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2013, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Schedule I

E.S. FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2012

Computation of Net Capital

Total stockholder's equity			$	9,349,518
Subordinated debt				2,000,000
Total capital and allowable subordinated debt				11,349,518
Deductions and/or charges:				
Nonallowable assets:				
Property and equipment	$	205,890		
Other assets		726,748		
Other deductions		482,402		
Total deductions				1,415,040
Net capital before haircuts on securities owned				9,934,478
Haircuts on securities owned				31,219
Net capital			$	9,903,259

Computation of Aggregate Indebtedness

Items included in statement of financial condition:		
Income tax payable to Espirito Santo Bank	$	113,820
Due to broker – failed to receive		661,074
Accrued expenses and other liabilities		548,390
Total aggregate indebtedness	$	1,323,284

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	88,219
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		9,653,259
Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum net capital requirement)		9,603,259
Ratio of aggregate indebtedness to net capital		0.13 to 1

See accompanying report of independent registered public accounting firm.

Schedule II

E.S. FINANCIAL SERVICES, INC.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2012

There were no differences between the computation of net capital under Rule l5c3-l included in this audited report and the computations included in the Company's corresponding unaudited Form X- 17A-5, Part IIA as of December 31, 2012.

See accompanying report of independent registered public accounting firm.

Schedule III

E.S. FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2012

		Focus
Credit Balances		
Customers' securities failed to receive	$	661,074
Credit balances in firm accounts which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		141,949
Other		25,221
Total credit items	$	828,244
Debit Balances		
Debit balances in customers' cash and margin accounts	$	—
Customers' securities failed to deliver		—
Other		82,255
Total debit items	$	82,255
Reserve Computation		
Excess of total credits over total debits	$	745,989
Required deposit (105% of excess)		783,288
Amount held on deposit in "Reserve Bank Account"		—
Amount on deposit, including value of qualified securities	$	5,996,210
Amount on withdrawal		—
Net amount in Reserve Bank Account after adding deposit and subtracting withdrawal	$	5,996,210

No differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying report of independent registered public accounting firm.

Schedule IV

E.S. FINANCIAL SERVICES, INC.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2012

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	—
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	$	—

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements of E.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Miami, Florida
February 28, 2013
Certified Public Accountants